UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934 (Amendment No. 1)*

WHITE RIVER CAPITAL, INC.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

96445P105
(CUSIP Number)

December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 96445P105

1	NAME OF REPORTING PERSON John M. Eggemeyer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP N/A	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 82,999
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 82,999
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 82,999 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN Shares (See Instructions) ☐ N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.1%
12

TYPE OF REPORTING PERSON (See Instructions)             IN

John M. Eggemeyer is 100% owner of Eggemeyer Advisory Corp., which is a controlling member of Castle Creek Capital, LLC, which is the sole managing general partner of Castle Creek Capital Partners Fund IIa, LP and Castle Creek Capital Partners Fund IIb, LP.

CUSIP No. 96445P105

1	NAME OF REPORTING PERSON Eggemeyer Advisory Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP N/A	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 310
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 310
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 310 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN Shares (See Instructions) ☐ N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12

TYPE OF REPORTING PERSON (See Instructions)             CO

Eggemeyer Advisory Corp. is a controlling member of Castle Creek Capital, LLC, which is the sole managing general partner of Castle Creek Capital Partners Fund IIa, LP and Castle Creek Capital Partners Fund IIb, LP.

CUSIP No. 96445P105

1	NAME OF REPORTING PERSON William J. Ruh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP N/A	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 45,539
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 45,539
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,539 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN Shares (See Instructions) ☐ N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.1%
12

TYPE OF REPORTING PERSON (See Instructions)             IN

William J. Ruh is 100% owner of WJR Corp., which is a controlling member of Castle Creek Capital, LLC, which is the sole managing general partner of Castle Creek Capital Partners Fund IIa, LP and Castle Creek Capital Partners Fund IIb, LP.

CUSIP No. 96445P105

1	NAME OF REPORTING PERSON WJR Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP N/A	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 153
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 153
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 153 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN Shares (See Instructions) ☐ N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12

TYPE OF REPORTING PERSON (See Instructions)             CO

WJR Corp. is a controlling member of Castle Creek Capital, LLC, which is the sole managing general partner of Castle Creek Capital Partners Fund IIa, LP and Castle Creek Capital Partners Fund IIb, LP.

CUSIP No. 96445P105

1	NAME OF REPORTING PERSON Castle Creek Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP N/A	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN Shares (See Instructions) ☐ N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12

TYPE OF REPORTING PERSON (See Instructions)             OO

Castle Creek Capital, LLC is the sole managing general partner of Castle Creek Capital Partners Fund IIa, LP and Castle Creek Capital Partners Fund IIb, LP.

CUSIP No. 96445P105

1	NAME OF REPORTING PERSON Castle Creek Capital Partners Fund IIa, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP N/A	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN Shares (See Instructions) ☐ N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 96445P105

1	NAME OF REPORTING PERSON Castle Creek Capital Partners Fund IIb, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP N/A	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN Shares (See Instructions) ☐ N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON (See Instructions) PN

Item 1.

(a)	Name of Issuer: White River Capital, Inc.

(b)	Address of Issuer’s Principal Executive Offices: 6051 El Tordo, P.O. Box 9876, Rancho Santa Fe, California 92067.

Item 2.

(a)	Name of Person(s) Filing:

(i) John M. Eggemeyer;

(ii) Eggemeyer Advisory Corp.;

(iii) William J. Ruh;

(iv) WJR Corp.;

(v) Castle Creek Capital, LLC;

(vi) Castle Creek Capital Partners Fund IIa, LP; and

(vii) Castle Creek Capital Partners Fund IIb, LP.

(b)	Address of Principal Business Office or, if none, Residence: The address for each of the persons specified in Item 2(a) above is 6051 El Tordo, P.O. Box 9876, Rancho Santa Fe, California 92067.

(c)	Citizenship:

(i) John M. Eggemeyer is a United States citizen;

(ii) Eggemeyer Advisory Corp. is a Delaware corporation;

(iii) William J. Ruh is a United States citizen;

(iv) WJR Corp. is a Delaware corporation;

(v) Castle Creek Capital, LLC is a Delaware limited liability company;

(vi) Castle Creek Capital Partners Fund IIa, LP is a Delaware limited partnership; and

(vii) Castle Creek Capital Partners Fund IIb, LP is a Delaware limited partnership.

(d)	Title of Class of Securities: Common Stock, no par value.

(e)	CUSIP No.: 96445P105.

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution.	.

Not Applicable.

Item 4. Ownership.

(a)	Amount Beneficially Owned:

	(i) John M. Eggemeyer	82,999

	(ii) Eggemeyer Advisory Corp.	310

	(iii) William J. Ruh	45,539

	(iv) WJR Corp.	153

	(v) Castle Creek Capital, LLC	0

	(vi) Castle Creek Capital Partners Fund IIa, LP	0

	(vii) Castle Creek Capital Partners Fund IIb, LP	0

(b)
Percent of Class: The percentages used herein and in the remainder of this Schedule 13G/A are calculated based on 3,997,506 shares of White River Capital, Inc.’s Common Stock issued and outstanding as of December 31, 2009.

	(i) John M. Eggemeyer	2.1%

	(ii) Eggemeyer Advisory Corp.	0.0%

	(iii) William J. Ruh	1.1%

	(iv) WJR Corp.	0.0%

	(v) Castle Creek Capital, LLC	0.0%

	(vi) Castle Creek Capital Partners Fund IIa, LP	0.0%

		(vii) Castle Creek Capital Partners Fund IIb, LP	0.0%

(c)	Number of Shares as to Which the Person Has:

	(i)	Sole Power to Vote or to Direct the Vote:

		(1) John M. Eggemeyer	82,999

		(2) Eggemeyer Advisory Corp.	310

		(3) William J. Ruh	45,539

		(4) WJR Corp.	153

		(5) Castle Creek Capital, LLC	0

		(6) Castle Creek Capital Partners Fund IIa, LP	0

		(7) Castle Creek Capital Partners Fund IIb, LP	0

	(ii)	Shared Power to Vote or to Direct the Vote:

		(1) John M. Eggemeyer	0

		(2) Eggemeyer Advisory Corp.	0

		(3) William J. Ruh	0

		(4) WJR Corp.	0

		(5) Castle Creek Capital, LLC	0

		(6) Castle Creek Capital Partners Fund IIa, LP	0

		(7) Castle Creek Capital Partners Fund IIb, LP	0

	(iii)	Sole Power to Dispose or to Direct the Disposition of:

		(1) John M. Eggemeyer	82,999

		(2) Eggemeyer Advisory Corp.	310

		(3) William J. Ruh	45,539

		(4) WJR Corp.	153

		(5) Castle Creek Capital, LLC	0

		(6) Castle Creek Capital Partners Fund IIa, LP	0

		(7) Castle Creek Capital Partners Fund IIb, LP	0

	(iv)	Shared Power to Dispose or to Direct the Disposition of:

		(1) John M. Eggemeyer	0

		(2) Eggemeyer Advisory Corp.	0

		(3) William J. Ruh	0

		(4) WJR Corp.	0

		(5) Castle Creek Capital, LLC	0

(6) Castle Creek Capital Partners Fund IIa, LP	0

(7) Castle Creek Capital Partners Fund IIb, LP	0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☒.

On November 12, 2009, Castle Creek Capital Partners Fund IIa, LP and Castle Creek Capital Partners Fund IIb, LP (collectively, the “Castle Creek Funds”) each made in-kind distributions of 578,279 and 244,265 shares of White River Capital, Inc. Common Stock (“Common Stock”), respectively, to its limited partners in proportion to each limited partners’ interests in the respective Castle Creek Fund.  In addition, on November 12, 2009, the Castle Creek Funds made in-kind distributions of an aggregate of 675 shares of Common Stock to Castle Creek Capital, LLC, the sole managing general partner of the Castle Creek Funds, which in turn made an in-kind distribution of such shares to its members, including 310 shares to Eggemeyer Advisory Corp. (which is 100% owned by John M. Eggemeyer) and 153 shares to WJR Corp. (which is 100% owned by William J. Ruh).  As a result of these transactions, as of December 31, 2009, neither of the Castle Creek Funds nor Castle Creek Capital, LLC hold any Common Stock in White River Capital, Inc., and John M. Eggemeyer and William J. Ruh (by virtue of their direct control of Eggemeyer Advisory Corp. and WJR Corp., respectively, and their indirect control of Castle Creek Capital, LLC) no longer share the power to vote or dispose of shares of Common Stock which were beneficially owned by Castle Creek Capital, LLC.  Because of the foregoing transactions, each of the reporting persons identified in this Schedule 13G/A has ceased to be the beneficial owner of more than 5 percent of the Common Stock.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group

See Exhibit B attached hereto.

Item 10.	Certifications

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2010	/s/ John M. Eggemeyer III
John M. Eggemeyer III

EGGEMEYER ADVISORY CORP.

	By:	/s/ John M. Eggemeyer III
John M. Eggemeyer III President

/s/ William J. Ruh
William J. Ruh

WJR CORP.

	By:	/s/ William J. Ruh
William J. Ruh President

CASTLE CREEK CAPITAL, LLC

	By:	/s/ John M. Eggemeyer III
John M. Eggemeyer III President

CASTLE CREEK CAPITAL PARTNERS FUND IIA, LP

	By:	Castle Creek Capital, LLC, General Partner

	By:	/s/ John M. Eggemeyer III
John M. Eggemeyer III President

CASTLE CREEK CAPITAL PARTNERS FUND IIB, LP

	By:	Castle Creek Capital, LLC, General Partner

	By:	/s/ John M. Eggemeyer III
John M Eggemeyer, III President

Exhibit A

Agreement of Joint Filing

In accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a Statement on Schedule 13G, and any amendments thereto, with respect to the Common Stock, no par value per share, of White River Capital, Inc. and that this agreement be included as an Exhibit to such filing and any amendment thereof.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same agreement.

IN WITNESS WHEREOF, each of the undersigned hereby executes this Agreement as of February 5, 2010.

/s/ John M. Eggemeyer III			CASTLE CREEK CAPITAL PARTNERS FUND IIA, LP
John M. Eggemeyer III

		By:	Castle Creek Capital, LLC, General Partner
EGGEMEYER ADVISORY CORP.
		By:	/s/ John M. Eggemeyer III
By:	/s/ John M. Eggemeyer III		John M. Eggemeyer III
	John M. Eggemeyer III		President
President

CASTLE CREEK CAPITAL PARTNERS FUND IIB, LP
/s/ William J. Ruh
William J. Ruh
		By:	Castle Creek Capital, LLC, General Partner

WJR CORP.		By:	/s/ John M. Eggemeyer III
John M. Eggemeyer III
By:	/s/ William J. Ruh		President
William J. Ruh
President

CASTLE CREEK CAPITAL, LLC

By:	/s/ John M. Eggemeyer III
John M. Eggemeyer III
President

Exhibit B

Notice of Dissolution of Group

Effective December 31, 2009, the group formed by John M. Eggemeyer, Eggemeyer Advisory Corp., William J. Ruh, WJR Corp., Castle Creek Capital, LLC, Castle Creek Capital Partners Fund IIa, LP, and Castle Creek Capital Partners Fund IIb, LP with respect to the shares of Common Stock of White River Capital, Inc. as reported in the Schedule 13G was dissolved.  All further transactions with respect to such shares will be filed, if required, by the former members of the group in their individual capacity.